Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

October 26, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Ms. Lily Dang
Mr. Karl Hiller
Mr. Sean Donahue
Ms. Anne Nguyen Parker

Re:	Vantage Drilling Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
Filed August 9, 2010
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 24, 2010
File No. 1-34094

Dear Messrs. Schwall, Hiller and Donahue and Mss. Dang and Nguyen Parker:

This letter is in response to your letter dated October 19, 2010, to Vantage Drilling Company (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), and our subsequent conference call relating to the above referenced annual report on Form 10-K, as amended (the “10-K” and the “10-K/A”), quarterly report on Form 10-Q (the “10-Q”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). For your convenience, each response is preceded by the Staff’s comment to which the response relates. The Company is also sending to the Staff, by Federal Express, three (3) copies of the amended Proxy Statement and the amendment to the 10-Q, each filed today with the Commission, marked to show changes.

U.S. Securities & Exchange Commission

October 26, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Comment. We note your response number one but do not concur. We note that these customers accounted for 89% of your revenues in the fiscal year ended December 31, 2009. We note also you described these as “significant customers” in your Form 10-K and that “[T]he loss of any our significant customers could adversely affect our financial condition and results of operation.” Also, under your listing of risks under “Safe Harbor Treatment,” you cite your “small number of customers.” We reiterate our comment and ask also that you identify these customers under the section captioned “Customers” on page 8.

Response. The Company respectfully notes the Staff’s comment and acknowledges that three of its customers accounted for approximately 81% of its revenues in the fiscal year ended December 31, 2009. However, based on the over 28 years of experience in the drilling industry of the Company’s management team, the Company does not believe that it is substantially dependent on these three customers. These customers are contracting for recently built high specification state-of-the-art jackup rigs. The Company, in the risk factors included in its filings under the Securities Exchange Act of 1934, as amended, has disclosed that its financial condition could be materially adversely affected if, among other things, it were unable to enter into contracts with new customers. However, the Company believes that its jackup rigs have a competitive advantage over most other jackup rigs and that it would be able to enter into contracts for these drilling units with other customers. Based on management’s experience, there is more demand by customers for this type of drilling unit due to its ability to drill through more complex geological formations and enhanced operation efficiency and technical capabilities when compared to a majority of the other jackup rigs in the worldwide fleet, of which, based on a report by Riglogix, 71% is comprised of jackup rigs that are at least 25 years old. For the reasons set forth above and in its initial response, the Company reiterates its response that it does not believe that its business is substantially dependent on any of the contracts with these customers, and since they were entered into in the ordinary course of business, it does not believe that the subject agreements are material contracts and required to filed pursuant to Item 601(b)(10) of Regulation S-K. The Company also respectfully points out to the Staff that these customers are already identified under the section captioned “Customers” on page 7 of the 10-K.

2.	Comment. We note your response to our prior comment two in our letter dated September 24, 2010 and reissue the comment in part. Please describe for us, in reasonable detail the applicable policy limits related to your insurance coverage. Tell us those items for which you have coverage, the limits of that coverage and the extent to which you are self-insured.

U.S. Securities & Exchange Commission

October 26, 2010

Response. In November 2010, the Company will complete the renewal of its key insurance policies (collectively, the “Rig Package”). The Rig Package provides for hull and machinery coverage for the Company’s rigs up to a scheduled value of each asset. The cumulative maximum amount of coverage across the Company’s fleet is $1.55 billion. The Rig Package includes physical damage coverage, including windstorm, removal of wreck coverage, loss of hire (earnings) coverage, war risk coverage and excess liability coverage. Deductibles for physical damage coverage are $2.5 million for the Company’s jackups and $5.0 million for the drillship Platinum Explorer. The Company also maintains protection and indemnity coverage on its rigs with a minimum limit of $250.0 million per rig. Protection and indemnity coverage includes liability to crews, third parties, collision liability, excess removal of wreck, general liability and pollution liability, as required by applicable law. In addition to the Rig Package, the Company has separate policies providing coverage for onshore foreign and domestic general liability, employer’s liability, auto liability and non-owned aircraft liability. The Rig Package includes an umbrella liability coverage limit of $50.0 million on top of all underlying liability coverage, including the protection and indemnity. The policies are subject to exclusions, limitations and deductibles and are considered industry standard or better; however, there is no assurance that such coverage will adequately protect the Company against liability from all potential consequences.

The Company’s drilling contracts provide for varying levels of indemnification from its customers and in most cases may require the Company to indemnify its customers. Generally, liability with respect to personnel and property is customarily assigned on a “knock-for-knock” basis, which means that the Company and its customers assume liability for their respective personnel and property. However, in certain drilling contracts, the Company assumes liability for damage to its customer’s property and other third-party property on the rig resulting from its negligence, and in other contracts, the Company is not indemnified by its customers for damage to their property and, accordingly, could be liable for any such damage under applicable law. In addition, the Company’s customers typically indemnify the Company for damage to its down-hole equipment, and in some cases its subsea equipment, generally based on replacement cost minus some level of depreciation.

The Company’s customers typically assume responsibility for, and indemnify the Company from, any loss or liability resulting from pollution or contamination, including clean-up and removal and third-party damages, arising from operations under the contract and originating below the surface of the water, including as a result of blow-outs or cratering of the well. In some drilling contracts, however, the Company may have liability for third-party damages resulting from such pollution or contamination caused by the Company’s negligence.

U.S. Securities & Exchange Commission

October 26, 2010

The above description is a summary as of the date hereof and assumes completion and delivery of the Platinum Explorer. The Rig Package and the terms of the Company’s drilling contracts may change in the future. In future filings of its annual report on Form 10-K, beginning with its Form 10-K for the year ended December 31, 2010, the Company will include summary information about its insurance program and the indemnification provisions of its drilling contracts.

The Company would note for the Staff that this information is competitively sensitive. Although the Company currently intends to include more detailed disclosure in the response to this comment in its Form 10-K for the year ended December 31, 2010, it will review the disclosures of its competitors regarding these matters in their annual reports on Form 10-K and may make adjustments to its disclosures to conform to industry practices, keeping in mind its obligations to disclose all material information with respect to such matters.

3.	Comment. We note your response to our prior comment three in our letter dated September 24, 2010. Please provide a more detailed discussion of the policies and procedures you have in place to deal with environmental harm. While you indicate that you have “policies and procedures” in place and that you perform monitoring in training, you do not describe the policies and procedures. Nor do you address the resources that you have in place or contracted to deal with such a situation. Please address this in your response. In this regard, explain in further detail how you perform environmental monitoring.

Response. The Company’s policies and procedures with respect to the risks of environmental harm are focused on training personnel to prevent and/or minimize pollution and providing a prompt and orderly response to address any pollution event that may occur. In furtherance of this approach, the Company has adopted training procedures for the crews aboard each of its rigs, and each crew member must take part in a comprehensive Health, Safety and Environmental, or HSE, training program. As part of this HSE training, the crews receive detailed instruction not only on the Company’s rules and regulations pertaining to safe drilling and operating activities, but also on the monitoring and reporting obligations regarding any potential pollution near the Company’s areas of operation. The Company’s HSE training includes processes for monitoring equipment and the area surrounding its rigs for discharges of hazardous substances, monitoring supply boats and other vessels for any harmful contact with its rigs that could lead to contamination, regularly checking fluid levels and equipment connections to track potentially harmful substances, the use and function of containment and cleanup equipment, the storage and disposal of contaminated water, and reporting and record keeping with respect to all potential pollution matters.

U.S. Securities & Exchange Commission

October 26, 2010

In addition to the comprehensive HSE training undergone by all rig personnel, management and safety personnel aboard the rigs also undergo extensive emergency management training focused on the procedures to be followed in addressing certain emergency situations, including an incident involving environmental harm. The Company maintains an emergency response manual for each rig that sets forth the specific steps that rig managers and safety personnel must follow when responding to any potential pollution incident. In accordance with the emergency response manual and our training programs, any pollution or potential pollution matter must be reported to a rig manager, who must investigate the pollution report and assess the potential risk. After performing this assessment, and in the event that pollution has occurred, the manager will (i) determine the safety of the crew under the circumstances and if there is a need to evacuate the rig, (ii) determine whether containment or cleanup solutions may be commenced by rig personnel, and (iii) take steps to notify governmental authorities and the client that a pollution event has occurred.

The Company generally must defer to the client for purposes of determining what further action is to be taken with respect to clean up or containment activities. The Company does not currently contract with any third party service providers to provide large-scale clean up or containment services.

In future filings of its annual report on Form 10-K, beginning with its Form 10-K for the year ended December 31, 2010, the Company will include summary information about its plans and procedures to deal with the environmental impact which could occur in the event of a spill or leak from its offshore operations.

Preliminary Proxy Statement on Schedule 14A

Director and Consultant Compensation Paid to John C.G. O’Leary, page 21

4.	Comment. We note your response to prior comment 11 in our letter dated September 24, 2010. Please provide disclosure responsive to this comment in your proxy statement. In addition, ensure that you address whether the consulting agreement with Mr. O’Leary was on terms no less favorable than could have been obtained from a non-affiliated third party.

Response. The Company will amend the proxy statement to provide disclosure responsive to the Staff’s prior comment 11 and will ensure that such disclosure addresses whether the consulting agreement with Mr. O’Leary was on terms no less favorable than could have been obtained from a non-affiliated third party.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission

October 26, 2010

Please call the undersigned at (713) 226-6691 with any additional comments or questions you may have.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown